

06050361

SECUR   JSSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 032279

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___July 1, 2005___ AND ENDING ___June 30, 2006___
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

  Alpha Business Control Systems

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

384 Colusa Circle
                              (No. and Street)

Kensington   California   94707
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  Donald Hawks   (510) 527-1750
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Breard & Associates, Inc., Certified Public Accountants
                     (Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

SEP 1 1 2006

FOR OFFICIAL USE ONLY

THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __Donald Hawks_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Alpha Business Control Systems__

_____, as of __June 30_____, __2006___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

State of __California__
County of __Alameda__

Subscribed and sworn (or affirmed) to before me this __24__ day of __Aug., 2006__

_____
Notary Public

_____
Signature

__PRES.__
_____
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alpha Business Control Systems

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Alpha Business Control Systems

In planning and performing our audit of the financial statements and supplemental schedules of Alpha Business Control Systems (the "Company"), for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

i

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 8, 2006



Independent Auditor's Report

Board of Directors
Alpha Business Control Systems

We have audited the accompanying statement of financial condition of Alpha Business Control Systems as of June 30, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha Business Control Systems as of June 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 8, 2006

We Focus & Care[SM]

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Alpha Business Control Systems
Statement of Financial Condition
June 30, 2006

Assets

Cash	$ 22,372
Total assets	$ 22,372

Liabilities & Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$ 4,938
Income taxes payable	940
Total liabilities	5,878

Stockholder's equity

Common stock, $100 par value; 500 shares authorized; 60 issued and outstanding	6,000
Retained earnings	10,494
Total stockholder's equity	16,494
Total liabilities & stockholder's equity	$ 22,372

The accompanying notes are an integral part of these financial statements.

Alpha Business Control Systems
Statement of Operations
For the year ended June 30, 2006

Revenues

Mutual fund income	$ 46,083
Other income	36,645
Total revenue	82,728

Expenses

Compensation and benefits	67,677
Communications	2,789
Occupancy and equipment rental	2,900
Taxes, other than income	4,316
Other operating expenses	21,674
Total expenses	99,356
Income (loss) before income tax provision	(16,628)
Total income tax provision	800
Net income (loss)	$ (17,428)

The accompanying notes are an integral part of these financial statements.

Alpha Business Control Systems
Statement of Changes in Stockholder's Equity
For the year ended June 30, 2006

	Common Stock	Retained Earnings	Total
Balance, at June 30, 2005	$ 6,000	$ 27,922	$ 33,922
Net income (loss)	–	(17,428)	(17,428)
Balance, at June 30, 2006	$ 6,000	$ 10,494	$ 16,494

The accompanying notes are an integral part of these financial statements.

Alpha Business Control Systems
Statement of Changes in Cash Flows
For the year ended June 30, 2006

Cash flow from operating activities

Net income (loss)			$ (17,428)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
(Decrease) increase in:			
Accounts payable	$	4,261	
Income tax payable		140	
Total adjustments			4,401
Net cash (used in) provided by operating activities			(13,027)
Cash flows from investing activities			–
Cash flows from financing activities			–
Net increase (decrease) in cash			(13,027)
Cash at the beginning of the year			35,399
Cash at the end of the year			$ 22,372

Supplemental disclosure of cash flow information

Cash paid during the period ended June 30, 2006

Income taxes	$	800
Interest	$	–

The accompanying notes are an integral part of these financial statements.

-4-

Alpha Business Control Systems
Notes to Financial Statements
June 30, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Alpha Business Control Systems (the "Company") was founded in 1984. As a broker/dealer in the securities industry the Company sells securities on a "mutual funds only" basis and does non-securities related business to a very limited number of customers in Northern California. The Company is a member of the National Association of Securities Dealers ("NASD"), Securities Investors Protection Corporation ("SIPC") and is licensed to sell life and disability insurance by the State of California.

The Company earned 40% of its total revenue from non-securities based other income. Of this 100% was earned from one consulting client. Interest income comprised the remainder of the other income.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America, require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.   The Company depreciates its property and equipment using the straight line method of depreciation over the assets' useful lives of five (5) and seven (7) years. As of June 30, 2006 property and equipment are fully depreciated.

Rent expense for the year ended June 30, 2006 was $2,900. Rent is paid on a month to month basis.

Note 2: OTHER INCOME

Other income is non-securities based from the following sources:

Business consulting	$ 36,470
Interest	175
	$ 36,645

Note 3: INCOME TAXES

For the year ended June 30, 2006, the Company recorded the following tax provision.

Current Federal Taxes	$ –
Current State Taxes	800
Total income tax provision	$ 800

The Company has available at June 30, 2006, unused net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $13,336. The net operating loss begins to expire in the year 2021.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

Note 4: PENSION PLAN

The Company maintains an employee profit sharing plan. The contributions are discretionary, with a maximum of $30,000 or 25% of eligible employees' compensation. All participating employees are always 100% vested. The Company contributed $13,535 to the plan for the year ended June 30, 2006.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS
(Continued)

This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 6: COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2006, the Company had net capital of $16,494 which was $11,494 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($5,878) to net capital was 0.36 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $939 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 17,433
Adjustments:		
Retained earnings	(939)	
Total adjustments		(939)
Net capital per audited statements		$ 16,494

Alpha Business Control Systems
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2006

Computation of net capital

Stockholder's equity		
Common stock	$ 6,000	
Retained earnings	10,494	
Total stockholder's equity		$ 16,494
Less:		
Non-allowable assets	–	
Net adjustments to capital		–
Net Capital		16,494

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 392	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 11,494
Percentage of aggregate indebtedness to net capital	0.36:1	

There was a $939 difference in net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2006. See Note 7.

Alpha Business Control Systems
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
For the Year Ended June 30, 2006

A computation of reserve requirement is not applicable to Alpha Business Control Systems as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Alpha Business Control Systems
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
For the Year Ended June 30, 2006

Information relating to possession or control requirements is not applicable to Alpha Business Control Systems as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Alpha Business Control Systems

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2006